Exhibit 99.2

NEWS RELEASE

Relypsa Contact
Charlotte Arnold, Vice President, Corporate Communications and Investor Relations Tel.: +1 650 421 9352 E-mail: IR@relypsa.com

Galenica Contacts
Galenica Media Relations:	Galenica Investor Relations:
Christina Hertig, Head Corporate Communications Tel.: +41 58 852 85 17 E-mail: media@galenica.com	Jörg Kneubühler, Chief Financial Officer Tel.: +41 58 852 85 29 E-mail: investors@galenica.com

Vifor Pharma Media Relations:
Beatrix Benz, Head of Global Communications and Public Affairs Tel.: +41 58 851 80 16 E-mail: media@viforpharma.com

Galenica and Relypsa Announce Agreement for Galenica to Acquire Relypsa

– Acquisition Strengthens Galenica’s Business Unit, Vifor Pharma

•	Galenica will commence a tender offer to acquire all issued and outstanding Relypsa common stock for a cash consideration of $32 per share

•	Implied fully-diluted equity value of the offer amounts to approximately $1.53 billion

•	Acquisition affirms commitment of Galenica Board of Directors to separate the Galenica Group into two independent listed companies, partly financed by equity proceeds to be raised in conjunction with the envisaged division of the Galenica Group in 2017

•	Transaction brings Vifor Pharma a dedicated U.S. commercial organization and global rights to Veltassa®, a potassium binder for the treatment of hyperkalemia

•	The Boards of Directors of both Relypsa and Galenica have approved the terms of the merger agreement, and the Board of Directors of Relypsa has resolved to recommend that shareholders accept the offer

BERNE, SWITZERLAND, and REDWOOD CITY, Calif., July 21, 2016 – Galenica Group (SIX: GALN) and Relypsa, Inc. (NASDAQ: RLYP) today announced that the companies have entered into a definitive agreement under which Galenica will acquire Relypsa. This transaction further strengthens Galenica’s Business unit, Vifor Pharma, as the company will gain full global rights to the potassium binder Veltassa® (patiromer) for oral suspension and enhance its growing position as a global specialty pharmaceutical company. Under the terms of the merger agreement, Galenica will pay $32 per share in cash, or a total of approximately $1.53 billion. Through this acquisition, Vifor Pharma will gain a fully-integrated commercial organization in the United States and significantly strengthen its presence in the U.S. cardio-renal market, a key area of focus.

Transaction in Line With the Galenica Long-Term Growth Strategy

The transaction is in line with the Galenica strategy of growth through in-licensing and acquisitions that build on Vifor Pharma’s emerging international leadership in cardio-renal and gastroenterology therapies. It provides Vifor Pharma with full global rights to Veltassa. It will also significantly enhance the commercial visibility and presence of Vifor Pharma in the key cardio-renal market in the United States, where Relypsa has already established a significant and powerful specialist sales force. With the combination of the assets and products of Vifor Pharma, Vifor Fresenius Medical Care Renal Pharma (VFMCRP) and Relypsa, Vifor Pharma is positioned to become a major player in the United States in its core therapy areas.

The acquisition of Relypsa is expected to significantly strengthen Vifor Pharma ahead of the planned division of the Galenica Group into two independent companies in 2017, with an extensive specialist product portfolio to include both the intravenous iron deficiency treatment Ferinject® (ferric carboxymaltose) and Veltassa.

Platform for Vifor Pharma to Become a Major Player in U.S. Cardio-Renal Market

Relypsa is a biopharmaceutical company based in Redwood City, Calif., with more than 400 employees. The company, founded in 2007, is focused on the discovery, development and commercialization of polymeric medicines for patients with conditions that can be addressed in the gastrointestinal tract. Its lead product, Veltassa, was approved by the U.S. Food and Drug Administration (FDA) for the treatment of hyperkalemia in October 2015. Veltassa is the first medicine for treatment of people with elevated blood potassium levels to be approved in the United States in more than 50 years and the only hyperkalemia medicine with long-term data in its label supporting chronic use. Relypsa has developed an extensive specialist commercial organization in the United States targeting nephrologists and cardiologists and focused on developing market access and awareness. Hyperkalemia affects approximately 3 million people in the United States with stage 3 or 4 chronic kidney disease (CKD) and/or heart failure, giving Veltassa the potential to become a blockbuster medicine.

In August 2015, VFMCRP acquired the commercial rights to Veltassa outside the United States and Japan. Through the acquisition, Vifor Pharma will acquire the global rights to Veltassa. The medicine is currently under regulatory review in Europe.

“The combination of Vifor Pharma and Relypsa is an important step towards achieving our goal of building a world-leading specialty pharmaceutical company focused on nephrology, cardiology and gastroenterology medicines,” said Etienne Jornod, executive chairman of Galenica. “This acquisition will give Vifor Pharma direct access to the key U.S. market, enabling us to maximize the potential of our compelling product portfolio and enhancing our growing attraction as an international partner of choice. This transaction demonstrates the commitment of the Galenica Board of Directors to achieve the separation of Vifor Pharma and Galenica Santé, with both businesses in the strongest possible position. We look forward to welcoming Relypsa to Vifor Pharma.”

“We are very proud of the team that built Relypsa into the company it is today and brought Veltassa to patients in need. Vifor Pharma is a recognized international leader in the cardio-renal space that shares a strong commitment to patients and closely aligned values with Relypsa,” said John A. Orwin, president and chief executive officer of Relypsa. “We are excited to announce this transaction today, which we believe offers significant and immediate value to our shareholders. We look forward to continuing our mission of improving patients’ lives as part of the Vifor Pharma organization and are confident that our combined expertise, resources and commercial strength will help us build on the significant progress we have made since launching Veltassa in the United States.”

Offer Recommended by Relypsa Board of Directors

Under the terms of the merger agreement, Galenica will commence a tender offer to acquire all of the issued and outstanding common stock of Relypsa for $32 per share. The implied fully-diluted equity value of the offer amounts to $1.53 billion.

The Boards of Directors of both Relypsa and Galenica have approved the terms of the merger agreement, and the Board of Directors of Relypsa has resolved to recommend that shareholders accept the offer, once it is commenced.

The acquisition is structured as an all-cash tender offer for all outstanding issued common stock of Relypsa followed by a merger in which remaining shares of Relypsa would be converted into the same U.S. dollar per share consideration as in the tender offer. The transaction is not subject to a financing condition.

Completion Anticipated During the Third Quarter 2016

Subject to customary conditions, including the tender of the majority of the outstanding Relypsa shares and the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the transaction is expected to close during the third quarter of 2016. Relypsa is expected to be delisted from the NASDAQ and integrated into Vifor Pharma thereafter.

Vifor Pharma intends to retain the Relypsa leadership team in order to support the integration of Relypsa into Vifor Pharma, as well as the ongoing business and future development of Veltassa.

Credit Suisse acted as the sole financial adviser to Galenica for this transaction. Centerview and BofA Merrill Lynch acted as financial advisers to Relypsa.

Jones Day acted as the legal adviser to Galenica for this transaction. Latham & Watkins LLP acted as legal adviser to Relypsa.

Financing and Proposed Division of Galenica Group

As Galenica previously announced in May 2016, preparations continue for the division of the Galenica Group into two independent listed companies. The acquisition of Relypsa affirms the commitment of the Galenica Board of Directors to this strategy, adding further breadth and scale to the Vifor Pharma specialty portfolio.

Galenica has secured committed bridge loan financing from Credit Suisse which, in addition to the Galenica existing cash and cash equivalents, is available to finance the transaction.

Galenica plans to refinance a portion of the bridge loan through equity proceeds to be raised in conjunction with the envisaged division of the Group in the course of 2017, either through an initial public offering of Galenica Santé or through another option such as an equity increase. Galenica intends to raise sufficient equity to maintain implied investment grade ratings at both Vifor Pharma and Galenica Santé in the medium term after the separation of the Group.

Conference Call and Webcast Access

Galenica will host an analyst, investor and media conference call and webcast today, Thursday, July 21, 2016 at 2:00 p.m. CEST.

To access the conference call (the call will be held in English), please dial

•	Switzerland: +41 (0)22 567 54 31

•	USA: +1 646 254 3361

•	Other countries: +44 (0)20 3364 5381

The call will also be webcast and accessible through the Investors section of the company’s website at www.galenica.com.

Replay

A telephone replay will be available from approximately 6:00 p.m. CEST on July 21, 2016 through midnight on July 27, 2016. To access a replay of the conference call, dial

•	Switzerland: +41 (0)22 592 7553

•	USA: +1 347 366 9565

•	Other countries: +44 (0)20 3427 0598

The webcast replay will also be available at www.galenica.com from approximately 6:00 p.m. CEST on July 21, 2016, for a period of one year.

The pass code for the live call and the replay is 540629.

About Hyperkalemia

Approximately 3 million people in the United States with stage 3 or 4 CKD and/or heart failure have hyperkalemia, or elevated blood potassium levels. Hyperkalemia can cause abnormal heart rhythms and even sudden death. There are often no warning signs, meaning a person can unknowingly experience spikes in potassium levels recurrently and be at risk for these cardiac events. Some medicines that are often prescribed to people with CKD and heart failure to help delay progression of their underlying disease can cause hyperkalemia as a side effect. These include renin angiotensin aldosterone system (RAAS) inhibitors such as angiotensin receptor blockers (ARBs), aldosterone antagonists (AAs) and angiotensin-converting-enzyme (ACE) inhibitors.

About Veltassa

Veltassa is a potassium binder approved for the treatment of hyperkalemia. Veltassa should not be used as an emergency treatment for life-threatening hyperkalemia because of its delayed onset of action.

Made in powder form consisting of smooth, spherical beads, Veltassa is mixed with water (one-third of a cup) and taken once-a-day with food. Veltassa is not absorbed and acts within the gastrointestinal tract. It binds to potassium in exchange for calcium, primarily in the colon. The potassium is then excreted from the body through the normal excretion process.

IMPORTANT SAFETY INFORMATION

The Prescribing Information for Veltassa includes a Boxed Warning that Veltassa binds to many other orally administered medications, which could decrease their absorption and reduce their effectiveness. Other oral medications should be administered at least 6 hours before or 6 hours after Veltassa. Doctors should choose Veltassa or the other oral medication if adequate dosing separation is not possible.

Contraindications

Veltassa is contraindicated in patients with a history of a hypersensitivity reaction to Veltassa or any of its components.

Worsening of Gastrointestinal Motility

Use of Veltassa should be avoided in patients with severe constipation, bowel obstruction or impaction, including abnormal post-operative bowel motility disorders, because Veltassa may be ineffective and may worsen gastrointestinal conditions. Patients with a history of bowel obstruction or major gastrointestinal surgery, severe gastrointestinal disorders, or swallowing disorders were not included in clinical studies.

Hypomagnesemia

Veltassa binds to magnesium in the colon, which can lead to hypomagnesemia. In clinical studies, hypomagnesemia was reported as an adverse reaction in 5.3 percent of patients treated with Veltassa. Approximately 9 percent of patients in clinical trials developed hypomagnesemia with a serum magnesium value <1.4 mg/dL. Doctors should monitor serum magnesium and consider magnesium supplementation in patients who develop low serum magnesium levels.

Adverse Reactions

The most common adverse reactions (incidence ≥2 percent) were constipation, hypomagnesemia, diarrhea, nausea, abdominal discomfort and flatulence. Mild to moderate hypersensitivity reactions were reported in 0.3 percent of patients treated with Veltassa and included edema of the lips.

For additional Important Safety Information and Veltassa’s full Prescribing Information, please visit www.relypsa.com/veltassa/prescribing-information.

About Galenica

Galenica is a diversified Group active throughout the healthcare market which, among other activities, develops, manufactures and markets pharmaceutical products, runs pharmacies, provides logistical and database services and sets up networks. With its two Business units Vifor Pharma and Galenica Santé, the Galenica Group enjoys a leading position in all its core business activities. A large part of the Group’s income is generated by international operations. Galenica is listed on the Swiss Stock Exchange (SIX Swiss Exchange, GALN, security number 1,553,646). Additional information concerning the Galenica Group can be found at www.galenica.com.

About Vifor Pharma

Vifor Pharma, a company of the Galenica Group, is a world leader in the discovery, development, manufacturing and marketing of pharmaceutical products for the treatment of iron deficiency. The company also offers a diversified portfolio of prescription medicines as well as over-the-counter (OTC) products. Vifor Pharma, headquartered in Zurich, Switzerland, has an increasingly global presence and a broad network of affiliates and partners around the world. For more information about Vifor Pharma, please visit www.viforpharma.com.

About Vifor Fresenius Medical Care Renal Pharma

Vifor Fresenius Medical Care Renal Pharma, a common company of Galenica and Fresenius Medical Care, develops and commercializes innovative and high quality therapies to improve the life of patients suffering from Chronic Kidney Disease (CKD) worldwide. The company was founded at the end of 2010 and is owned 55 percent by Galenica and 45 percent by Fresenius Medical Care.

About Relypsa, Inc.

Relypsa, Inc. is a biopharmaceutical company focused on the discovery, development and commercialization of polymeric medicines for patients with conditions that are often overlooked and undertreated and can be addressed in the gastrointestinal tract. The Company’s first medicine, Veltassa® (patiromer) for oral suspension, was developed based on Relypsa’s rich legacy in polymer science. Veltassa is approved in the United States for the treatment of hyperkalemia. Veltassa has intellectual property protection until 2030 in the United States and 2029 in the European Union. More information is available at www.relypsa.com.

Additional Information

This press release and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Relypsa’s common stock. The tender offer referenced in this press release has not commenced. Upon commencement of the tender offer, Galenica and its indirect wholly owned subsidiary, Vifor Pharma USA Inc., will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and, thereafter, Relypsa will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Galenica, Vifor Pharma USA Inc. and Relypsa intend to mail these documents to the shareholders of Relypsa. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RELYPSA SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Relypsa will be able to obtain a free copy of these documents (when they become available) and other documents filed by Relypsa, Galenica or Vifor Pharma USA Inc. with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Relypsa may obtain a free copy of these documents (when they become available) by visiting the “Investors” section of Relypsa’s website at http://investor.relypsa.com.

Forward-Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Vifor Pharma USA Inc. to complete the tender offer and the merger considering the various closing conditions. Galenica and Relypsa undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Relypsa into Galenica; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the SIX Swiss Exchange.

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